EXHIBIT (a)(3)
May 13, 1999

TO UNITHOLDERS IN CAPITAL SOURCE II L.P.-A

RE:    Offer to Purchase Beneficial Assignment Certificates


Dear Fellow Investor:

Madison Liquidity Investors 104, LLC (the "Purchaser") is seeking to buy your Beneficial Assignment Certificates (the "Units") in Capital Source II L.P.-A (the "Partnership") for $5.00 per Unit in cash (the "Offer Price"). This amount will be reduced by the $50.00 transfer fee (per transfer, not per Unit) charged by the Partnership and any cash distributions made by the Partnership on or after May 13, 1999.

We are an investment firm which buys units in dozens of underperforming limited partnerships and are not affiliated with the Partnership or the General Partner. We are principals seeking to acquire Units for our investment portfolio only (we are not a matching service or professional broker who resells units). The Purchaser and its affiliates have over $285 million in capital that is committed to paying limited partners for their units. To date, over 52,000 limited partners nationwide in over 250 limited partnerships have chosen to sell their units to us. This has made the Purchaser a leading and reliable choice for limited partnership investors seeking a time and cost efficient liquidity option.

Please consider the following points in evaluating our offer:

- FAST, COMMISSION-FREE SALE. Our offer provides you with the opportunity to immediately sell your Units without the commission costs (generally, up to 10% of the sales price, subject to a $150-$200 minimum commission per trade) paid by the seller in typical secondary market sales. Remember, with secondary market matching services, the process to sell your Units will not even begin until an interested buyer can be found, which cannot be assured and can take days, weeks or even months. In contrast, by agreeing to sell to the Purchaser, you are assuring a sale of your Units, subject to proration rights and other conditions having been met, all as set forth in the Offer to Purchase.

- HISTORICAL PARTNERSHIP PERFORMANCE. The Partnership was closed 11 years ago. You invested $20.00 per Unit and to date an original investor has received total cash distributions of approximately $19.02 per Unit from the Partnership. When combined with the net asset value (as estimated by the General Partner) this would represent a 3.01% return on your investment.

- ILLIQUID UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market means
       the Units are difficult to sell.   In fact, there were only
       five sales per month, on average, during the period from December 1996 to January 1999 (the most recent period for which information is available) according to the January/February 1997 through January/February 1999 issues of The Partnership Spectrum.

- ELIMINATE K-1 TAX FILING. If you sell your Units now, 1999 will be the final year for which you receive a K-1 tax form from the Partnership, assuming the transfer of your Units is completed by year end. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

-      ABILITY TO REDEPLOY SALE PROCEEDS INTO OTHER INVESTMENTS.
       The decision to sell your Units for cash now would provide you with the ability to redeploy your investment assets into potentially stronger and liquid investments. This could, depending on your individual investment decisions, provide current income and capital appreciation potential, as well as liquidity if needed.

- ELIMINATION OF ADDITIONAL RETIREMENT ACCOUNT FEES. If you sell your Units now, 1999 could be the final year in which you incur additional fees, if any as a result of holding Units in your IRA or retirement account. Due to the lackluster performance and declining value of limited partnership units generally, many custodians will not allow the transfer of limited partnership units into new retirement accounts. While many investors have consolidated their retirement accounts and taken advantage of custodial services offered through discount brokerage firms, they may have had to maintain separate retirement accounts for limited partnership units, because of custodian restrictions on the transfer of such units. Once our cash payment is sent directly to your retirement account, you are free to consolidate your retirement accounts or transfer the funds to a custodian that offers lower fees.

- UNCERTAIN TIMING OF FINAL PARTNERSHIP LIQUIDATION. While the Purchaser is not aware of any planned or pending sales of any of the Partnership's properties, it should be noted that, if a sale of all of the assets of the Partnership were announced, such sale would be no guarantee that full liquidation will occur immediately after such sale or shortly thereafter. As stated in the July/August 1998 issue of The Partnership Spectrum, "Long suffering partnership investors rejoicing over the sale of their partnership's assets typically don't realize that it could be months or even years before their partnership is formally dissolved and the final K-1 is mailed out. While warranties and representations made to buyers in connection with asset sales often keep a partnership from dissolving for six to twelve months after the last property has been sold, a lawsuit can require a partnership to stay open for years." Accordingly, to the extent that the Partnership continues to exist after its final asset sale, you will continue to receive a K-1 in each year in which the Partnership continues to exist and there can be no assurance that the Partnership will make cash distributions in each of such years.

- YOU WILL FOREGO FUTURE BENEFITS OF OWNING UNITS. Unitholders who tender their Units will give up the opportunity to participate in any future benefits from the ownership of Units, including potential future distributions by the Partnership, and the purchase price per Unit payable to a tendering Unitholder by the Purchaser may be less than the total amount which might otherwise be received by the Unitholder with respect to the Units over the remaining term of the Partnership.

- THE PURCHASER IS SEEKING TO MAKE A PROFIT ON THE PURCHASE OF UNITS. The Purchaser is making the Offer for investment purposes and with the intention of making a profit from the ownership of the Units. In establishing the purchase price of $5.00 per Unit, the Purchaser is motivated to establish the lowest price which might be acceptable to Unitholders consistent with the Purchaser's objectives. Such objectives and motivations conflict with the interests of the Unitholders in receiving the highest price for their Units. Upon the liquidation of the Partnership, the Purchaser will benefit to the extent, if any, that the amount per Unit it receives in the liquidation exceeds the Offer Price, if any. Therefore, Unitholders might receive more value if they hold their Units, rather than tender, and receive proceeds from the liquidation of the Partnership. Alternatively, Unitholders may prefer to receive the Offer Price now rather than wait for uncertain future net liquidation proceeds. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the Offer Price and no representation is made by the Purchaser or any affiliate of the Purchaser as to such fairness. When the assets of the Partnership are ultimately sold, the return to Unitholders could be higher or lower than the Offer Price. We believe that the value of the Units will ultimately be more than the price offered hereby. However, there are numerous risks and uncertainties that may cause our belief to be wrong. If you wish to have us bear those risks and uncertainties, you should consider selling your Units to us. Unitholders are urged to consider carefully all the information contained herein before accepting the Offer.

- CONDITIONS OF SALE. The Purchaser's obligation to purchase Units is subject to its right to prorate among tendering Unitholders the number of Units the Purchaser will purchase from a Unitholder as well as other conditions set forth in the Offer to Purchase. Furthermore, the eventual transfer of all tendered Units is subject to the final approval of the Partnership or General Partners and is subject to their discretion.

- UNITHOLDERS MAY ATTEMPT TO SELL UNITS IN THE SECONDARY MARKET. The price offered hereby may be more or less than prices recently quoted by secondary market matching market services. For example, our Offer Price of $5.00 per Unit is lower than recent weighted average sales prices in the secondary market of $6.37. However, we believe that transactions through these secondary market services are costly and time consuming, and that the quoted prices often differ from the price a seller actually receives. Therefore, you may prefer to sell to us even at a lower price than otherwise so quoted. Because the gross sales prices reported by The Partnership Spectrum do not necessarily reflect the net sales proceeds received by sellers of Units, which typically are reduced by commissions and other secondary market transaction costs to amounts less than the reported prices, the Purchaser cannot, and does not, know whether the information compiled by The Partnership Spectrum is accurate or complete.

The Purchaser will purchase a maximum of 4.90% of the outstanding Units pursuant to this Offer. If more Units are offered to us, we will prorate our purchase ratably to all sellers. You will be paid promptly following (i) receipt of a valid, properly executed Agreement of Assignment and Transfer (see the enclosed document) and
(ii) receipt by the Purchaser of the Partnership's confirmation that the transfer of Units has been effectuated, subject to Section 4 ("Proration") of the Offer to Purchase. ALL SALES OF UNITS WILL BE IRREVOCABLE BY YOU, SUBJECT TO SECTION 5 ("WITHDRAWAL RIGHTS") OF THE OFFER TO PURCHASE.

A COMPREHENSIVE DISCUSSION OF THE TERMS OF THE OFFER CAN BE FOUND IN THE OFFER TO PURCHASE, EXHIBIT (A)(1) TO THE SCHEDULE 14D-1.

If you wish to accept our offer, please complete and MEDALLION SIGNATURE GUARANTEE (this must be done by your broker or a bank where you have an account) the enclosed Agreement of Assignment and Transfer and return it in the enclosed envelope, along with your limited partnership certificate (if one was issued to you and is available).

Our offer will expire at 5:00 p.m., Eastern Standard Time, on June 17, 1999 unless the offer is extended. We encourage you to act promptly.

Please call us at (303) 858-0000, or send a fax to (303) 858-0001, if you have any questions. Thank you for your consideration of our offer.

Very truly yours,

Madison Liquidity Investors 104, LLC
COMMONLY ASKED QUESTIONS AND ANSWERS

WHY WOULD I WANT TO SELL MY UNITS TO THE PURCHASER?
Have your original objectives for this investment been met? Are you pleased with the way this investment has performed to date? We have found that most investors are disappointed with the performance of their limited partnership investments. Many investors have been in these investments far longer than originally anticipated and their returns have been disappointing. In addition, the tax reporting requirements for limited partnerships are burdensome and costly, often requiring an accountant to prepare your taxes. Requirements by certain states also increase this burden by requiring limited partners to file state income tax returns, and potentially to pay taxes, in states where a partnership owns properties, regardless of the overall profitability of the partnership.

Many investors feel that selling their limited partnership units will free up funds to pursue more attractive investment options.
And unlike limited partnerships, most other investments provide immediate liquidity in the event an investor needs access to his/her funds.

While emotionally difficult to accept, many investors are realizing that not only will original projections never be met on many of these limited partnerships, but, in some cases, original investment capital will never be fully recovered. Thus, a readily available purchase offer for an underperforming investment with an uncertain termination date may be an opportunity worthy of your consideration.

WHY DOES THE PURCHASER WANT TO BUY MY UNITS?
The Purchaser purchases units in dozens of underperforming limited partnerships for its own investment portfolio and not for the purposes of reselling the units or matching buyers and sellers, as is the case with secondary market matching services. By agreeing to sell to the Purchaser, you are assuring a sale of your Units, subject to proration rights and other conditions having been met. A secondary market firm cannot assure a sale unless it can locate a buyer who is interested in purchasing your particular Units. Most individual investors are not interested in purchasing limited partnership units for their investment portfolios, so the Purchaser is providing you with a liquidity option that is generally not otherwise readily available.

Unlike other firms that purchase limited partnership units, the Purchaser is typically not interested in acquiring controlling interests in limited partnerships. Furthermore, buying units in a broad portfolio of limited partnerships allows us to diversify our investment portfolio, thus mitigating our risk of purchasing such underperforming investments.

WHAT OTHER OPTIONS ARE AVAILABLE TO ME TO SELL MY UNITS?
NOT MANY! Unlike the Purchaser, secondary market firms will only match buyers and sellers. They do not provide a firm bid. So the only way you can sell your Units through this market is if they can locate an interested buyer. FURTHERMORE, THE PURCHASER CHARGES NO COMMISSIONS (SECONDARY MARKET FIRMS GENERALLY CHARGE UP TO 10%, SUBJECT TO A $150 - $200 MINIMUM COMMISSION PER TRADE).

HOW DO I SUBSCRIBE TO THE PURCHASER'S OFFER AND WHEN WILL I BE PAID? The purchase process involves several steps. By carefully following the instructions on the enclosed checklist, you are ensuring the fastest possible turnaround time for the sale of your Units. Properly completed Agreements of Assignment and Transfer are forwarded by the Purchaser to the General Partner on a weekly basis following the completion of the offer. Most general partners will take approximately four weeks thereafter to confirm the number of Units you own and provide the Purchaser with the effective transfer date. IRA investors should add approximately two weeks because of the additional signatures required from your custodian. Thereafter, you will be promptly paid by the Purchaser.

HOW DID THE PURCHASER GET MY NAME?
The rules of the Securities and Exchange Commission provide that issuers such as the Partnership are required under certain circumstances to either provide bidders such as the Purchaser with a list of its securityholders, or to contact such securityholders on our behalf.

WHAT HAPPENS IF I DON'T SELL MY UNITS?
Nothing. If you choose to retain your investment in the Partnership, you will be a limited partner until all its assets and the Partnership have been liquidated. Remember, however, that even if the Partnership had an original anticipated holding period of five, seven or ten years, there is usually nothing requiring liquidation within this time frame. In fact, most limited partnerships can legally continue for up to twenty or thirty years, or longer, from inception.

          IF YOU HAVE ANY ADDITIONAL QUESTIONS, PLEASE CALL:
         THE PURCHASER, MADISON LIQUIDITY INVESTORS 104, LLC
                            (303) 858-0000

INSTRUCTIONS TO COMPLETE AGREEMENT OF ASSIGNMENT AND TRANSFER FORMING PART OF THE TERMS AND CONDITIONS OF THE OFFER
By checking-off below ALL of the items that pertain to your form of ownership, you are guaranteeing the fastest turnaround time for payment for your Units. Refer to the "Other Common Oversights" section below to make sure you are not forgetting anything that may delay processing.

Upon our receipt of your Agreement of Assignment and Transfer, the Purchaser will evaluate it to determine if it is complete by the General Partner's standards. If your Agreement is incomplete, you will receive a deficiency letter from us that will let you know the additional information that we need to process your sale. Please respond promptly to such request for additional information. YOUR FAILURE TO PROVIDE THIS ADDITIONAL INFORMATION CAN ADD WEEKS TO THE PROCESSING TIME.

1.BOX A
-  INDIVIDUAL OWNER/JOINT OWNERS OF RECORD
               [   ]Sign Agreement (BOTH owners must sign if joint account).
               [   ]Provide a MEDALLION SIGNATURE GUARANTEE.
               [   ]   Enclose your original limited partnership
                       certificate, if available.
               [   ]   Return Agreement to the Purchaser in
                       pre-paid/pre addressed envelope provided.

-  IRA INVESTORS
               [   ]   Beneficial owner should sign Agreement.
                       the Purchaser will work directly with your Custodian to get the necessary custodial signature/medallion guarantee and we will then forward your check directly to your IRA account.

-  TRUST, PROFIT SHARING AND PENSION PLANS
               [   ]   Authorized signatory should sign Agreement.
               [   ]   Enclose first, last and other applicable
                       pages of TRUST OR PLAN AGREEMENT showing that signor(s) is authorized signatory.

-  CORPORATIONS
               [   ]   Authorized signatory should sign Agreement.
               [   ]   INCLUDE CORPORATE RESOLUTION showing that
                       signor(s) is authorized signatory.

-  OTHER COMMON OVERSIGHTS
               [   ]   Death Certificates:  If the owner of the
                       Units has died, please enclose a copy of the
                       Death Certificate and evidence of your
                       signature authority.
               [   ]   Letters Testamentary:  If you have inherited
                       the Units, include a copy of the original owner's DEATH CERTIFICATE and a copy of the LETTERS TESTAMENTARY OR WILL showing that you are the legal owner of the Units.

2.     BOX B - MEDALLION SIGNATURE GUARANTEE.
       Required to be signed by your bank or brokerage house only.

3.     BOX C - SUBSTITUTE FORM W-9.
       Please check the shaded box in Box C(i) if you do not have a Taxpayer Identification Number or Social Security Number ("TIN") but have already applied for a TIN. Please check the shaded box in Box C(ii) if you are subject to the 31% federal tax backup withholding.

4.     BOX D - FIRPTA AFFIDAVIT.
       Please check the shaded box in Box D(i) if you are not a U.S. citizen or a resident alien for purposes of U.S. income taxation, or are a foreign corporation, foreign partnership, foreign estate or foreign trust. If the Unitholder is a corporation, please indicate the state of incorporation in the shaded area in Box D(iii).

5.     BOX E - FOREIGN PERSONS.
       Please check the shaded box in Box E if you are an "exempt foreign person" for purposes of the backup withholding rules under the federal income tax laws.


Please note: A Medallion Signature Guarantee is similar to a notary, but is provided by your bank or brokerage house where you have an account.

          IF YOU HAVE ANY ADDITIONAL QUESTIONS, PLEASE CALL:
                 MADISON LIQUIDITY INVESTORS 104, LLC
                            (303) 858-0000